Exhibit 99.1

Lichen China Limited Acquires Remaining Equity in Bondly Enterprises

to Strengthen AI Development and Business Integration

Xiamen, China, February 10, 2025 /PRNewswire/ -- Lichen China Limited (the “Company” or “Lichen China”) (NASDAQ: LICN), a leading financial and taxation service provider in China, today announced the completion of its acquisition of the remaining 40% equity interest in Bondly Enterprises Limited (“Bondly”), a prominent domestic consulting firm specializing in business process management and informationization. This acquisition follows Lichen China’s initial purchase of 60% equity in Bondly in 2024, and marks a significant step in Lichen China’s strategy to fully integrate Bondly’s advanced technologies and AI capabilities into its operations.

The acquisition, valued at US$5,330,000, underscores Lichen China’s commitment to strengthening its foothold in the AI and technology sectors. By acquiring the remaining 40% equity, Lichen China aims to gain full control over Bondly’s cutting-edge technologies and highly skilled team, which are critical to the Company’s future growth and innovation in AI-driven solutions.

Bondly, founded by Mr. Zisu Zhou, a seasoned expert with 18 years of experience in process management and information development, has established itself as a leader in business process management and digital transformation. The company’s proprietary AWS BPM system enables seamless integration across applications, departments, and business environments, enhancing operational efficiency, transparency, and agility for its clients. Bondly’s expertise in AI development and its strong client base across various industries make it a valuable asset for Lichen China’s expansion in the AI sector.

Mr. Ya Li, Chairman and CEO of Lichen China, commented on the acquisition, “The acquisition of the remaining 40% equity in Bondly is a strategic move that allows us to fully leverage Bondly’s technological expertise and AI capabilities. This transaction not only strengthens our control over Bondly’s operations but also positions us to accelerate the development of our AI-driven solutions, particularly our flagship product, the Lichen AI Robot. We believe that Bondly’s core technologies and talented team will play a pivotal role in our future growth and innovation.”

With the completion of this transaction, Bondly becomes a wholly-owned subsidiary of Lichen China, enabling deeper integration of Bondly’s technologies and services into Lichen China’s existing offerings. The synergies between the two companies are expected to drive significant revenue growth and enhance Lichen China’s competitive edge in the financial, taxation, and AI sectors.

About Lichen China Limited

Lichen China Limited is a leading provider of financial and taxation solution services, education support services, and software and maintenance services under its “Lichen” brand. With over 18 years of expertise in the financial and taxation services industry, the Company has built a strong reputation for delivering professional and high-quality services in China. For more information, please visit the Company’s website: https://ir.lichenzx.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s expectations regarding the integration of Bondly’s technologies and the potential growth in AI-driven solutions. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Tian Sun

Phone: +86-592-5586999

Email: ir@lichenzx.com